02018126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49672

SEC RECEIVED MAR 0 1 2002 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Capital of Texas Hwy. S., Bldg. 2 Suite 600
(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt E. Morales, CPA — (512) 652-4938
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kurt E. Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CHRISTINE C. JOHNSON
MY COMMISSION EXPIRES
October 20, 2005

Signature

Controller

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NFP SECURITIES, INC.

Consolidated Financial Statements
And Supplemental Schedules and Other Information
DECEMBER 31, 2001

NFP SECURITIES, INC.
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Congress Avenue
Suite 2000
Austin TX 78701-3266
Telephone (512) 477 1300
Facsimile (512) 867 8791

Report of Independent Accountants

To the Directors and Shareholder of
NFP Securities, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NFP Securities, Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

NFP SECURITIES, INC.
Consolidated Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 3,008,019
Securities owned, at market	2,111,523
Commissions receivable	957,680
Other assets	631,531
Total assets	$ 6,708,753

LIABILITIES AND SHAREHOLDER'S EQUITY

Commissions payable	$ 2,189,949
Accounts payable and other accrued liabilities	1,626,664
Securities sold, not yet purchased	14,016
Deferred income taxes	34,569
Payable to related parties	1,165,297
Total liabilities	5,030,495
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	1,771,768
Accumulated deficit	(93,610)
Total shareholder's equity	1,678,258
Total liabilities and shareholder's equity	$ 6,708,753

The accompanying notes are an integral part of these financial statements.

NFP SECURITIES, INC.
Consolidated Statement of Income
For the year ended December 31, 2001

Revenues	
Commissions income	$ 66,434,330
Investment advisory services	7,815,984
Other income	2,732,590
Total revenues	76,982,904
Expenses	
Commissions expense	61,882,391
Investment advisory	7,032,447
Clearing and brokerage fees	1,097,437
Other expense	3,092,110
Total expenses	73,104,385
Income before income tax provision	3,878,519
Income tax provision:	
Current	1,310,762
Deferred	46,720
Net income	$ 2,521,037

The accompanying notes are an integral part of these financial statements.

NFP SECURITIES, INC.

Consolidated Statement of Changes in Shareholder's Equity

For the year ended December 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholder's Equity
Balance at December 31, 2000	100	$ 100	$ 1,734,851	$ 3,369,240	$ 5,104,191
Capital contributed by Parent	-	-	36,917	-	36,917
Net income	-	-	-	2,521,037	2,521,037
Dividends paid	-	-	-	(5,983,887)	(5,983,887)
Balance at December 31, 2001	100	$ 100	$ 1,771,768	$ (93,610)	$ 1,678,258

The accompanying notes are an integral part of these financial statements.

NFP SECURITIES, INC.
Consolidated Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 2,521,037
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized gains on securities owned	(140,857)
Deferred tax expense	46,720
Net purchases, sales and maturities of trading securities	33,709
Increase in receivable from clearing brokers	(381,599)
Decrease in other assets	142,730
Increase in commissions payable	54,310
Increase in accounts payable and other accrued liabilites	1,388,350
Increase in securities sold, not yet purchased	14,016
Increase in payable to related parties	990,183
Net cash provided by operating activities	4,668,599
Cash flows from financing activities:	
Dividends paid	(5,983,887)
Cash contribution from Parent	11,713
Net cash used in financing activities	(5,972,174)
Net decrease in cash and cash equivalents	(1,303,575)
Cash and cash equivalents at beginning of year	4,311,594
Cash and cash equivalents at end of year	$ 3,008,019
Supplementary cash flow disclosures:	
Income taxes paid to Parent	$ 1,532,596
Non-cash financing activity - net assets contributed by Parent	$ 25,204

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business:

NFP Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is a registered investment advisor. The Company, a Texas Corporation, is a wholly owned subsidiary of National Financial Partners, Inc. (the "Parent"). The Company's customers are also the customers of affiliates of the Parent, including NFP Insurance Services, Inc. ("NFPISI"), a wholly owned subsidiary of the Parent that provides marketing support for independent life insurance and employee benefit agencies.

Effective September 2001, Partners Holdings, Inc. ("PHI") contributed its ownership of the Company to the Parent, and PHI was subsequently dissolved.

During 2001, the Company acquired Beacon Group Financial Securities Corporation ("Beacon") and NFP Insurance Agency of Massachusetts, Inc. ("Insurance") through contributions from the Parent. Beacon is also a broker-dealer registered with the SEC and is a member of the NASD. The assets and liabilities of Beacon and Insurance were transferred at their historical cost.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in the accompanying consolidated financial statements.

2. Significant Accounting Policies:

General
The books and records of the Company and its subsidiaries are maintained on the accrual basis of accounting. Neither the Company nor Beacon carries customer accounts or holds funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to three clearing broker-dealers (the "clearing brokers").

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's securities transactions are settled by the clearing brokers. Insurance commissions are recognized as revenue at the time the policy application is substantially completed, the premium is paid and the insured party is contractually committed to purchase the insurance policy. Investment advisory fees are recognized as income when earned.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Statement of Cash Flows
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds.

Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Exemption from Rule 15c3-3
The Company and Beacon operate under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, claim exemptions from the remaining provisions of that rule.

3. Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Securities Owned 2001	Securities Sold, Not Yet Purchased
U.S. Government obligations	$ 1,620,336	$ -
Corporate bonds	491,167	-
Mutual funds	20	-
Unit investment trust	-	14,016
	$ 2,111,523	$ 14,016

4. Deposits Held by Clearing Brokers:

Under the terms of the clearing agreements between the Company and Beacon and their respective clearing brokers, the Company and Beacon are required to maintain a certain level of cash on deposit with the clearing brokers. Should the clearing brokers suffer a loss due to a failure of a customer of the Company or Beacon to complete a transaction, the Company or Beacon is required to indemnify the clearing brokers. Included in other assets on the Statement of Financial Condition is $100,000 and $25,000 of funds on deposit with the clearing brokers for the Company and Beacon, respectively, as required under these agreements.

5. Income Taxes:

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At December 31, 2001 the Company recorded deferred tax expense totaling $46,720 as a result of the unrealized gain recognized on securities owned.

6. Related Party Transactions:

Under an expense agreement, which was effective prior to October 1, 2001, NFPISI paid 100% of the overhead expenses of the Company. The Company was not obligated to repay NFPISI for such disbursements. The Company, at its sole discretion, was allowed to repay such amounts as long as its net capital did not fall below 120% of its minimum required net capital. Effective October 1, 2001, the Company entered into a new informal arrangement with NFPISI whereby expenses incurred on behalf of the Company are reimbursed by the Company. At December 31, 2001, a payable to NFPISI of $1,093,245 is included in payable to related parties in the accompanying Statement of Financial Condition.

7. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital of $941,645 was $609,761 in excess of its required net capital of $331,884. The Company's ratio of aggregate indebtedness to net capital was 5.29 to 1 as of December 31, 2001.

Beacon is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Beacon was in compliance with its net capital requirement at December 31, 2001.

8. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk:

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions.

The Company is engaged in various securities brokerage activities serving a diverse group of investors in various states. The Company has market risk on its customers' buy and sell transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities. The risk of default depends on the creditworthiness of the customers. The Company and the clearing brokers perform extensive due diligence with respect to each customer accepted to minimize the Company's responsibility.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

The Company is further exposed to credit risk for commissions receivable from the clearing brokers. Such credit risk is generally limited to the amount of commissions receivable.

9. Consolidated Subsidiaries:

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Beacon Group Financial Securities Corp.	NFP Insurance Agency of Massachusets, Inc.	Total
Total assets	$ 40,564	$ -	$ 40,564
Shareholder's equity	36,917	-	36,917

The $36,917 of shareholder's equity are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary are not readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1.

SUPPLEMENTAL SCHEDULES

NFP SECURITIES, INC.

Computation of Net Capital Under SEC Rule 15c3-1

As of December 31, 2001 (Unconsolidated)

Supplemental Schedule I

		2001
NET CAPITAL		
Total shareholder's equity	$	1,678,258
Deduct shareholder's equity not allowable for net capital		(36,917)
Total shareholder's equity qualified for net capital		1,641,341
Less non-allowable assets:		
Other assets		(602,680)
Other deductions		(4,000)
Tentative net capital		1,034,661
Haircuts on securities:		
Haircut on money market fund		(5,489)
Haircut on government securities		(43,623)
Haircut on corporate bonds		(24,586)
Undue concentrations		(19,318)
Total net capital	$	941,645
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable		2,189,949
Accounts payable, accrued and other liabilities		1,623,017
Payable to related parties		1,165,297
Total aggregate indebtedness	$	4,978,263
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of $50,000 or 1/15 of aggregate indebtedness)	$	331,884
Excess net capital at 1500%	$	609,761
Excess net capital at 1000%	$	443,818
Ratio: Aggregate indebtedness to net capital		5.29 to 1

There were no material differences between the computed net capital and aggregate indebtedness as contained herein and the Company's computation as of December 31, 2001 as filed in the Company's Part II (unaudited) FOCUS report dated January 25, 2002, except as follows:

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	941,645
Increase to shareholder's equity for contribution of subsidiary		36,917
Increase to shareholder's equity not allowable for net capital		(36,917)
Net increase (decrease) in net capital		-
Net capital per above	$	941,645

NFP SECURITIES, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

As of December 31, 2001

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

OTHER INFORMATION

PricewaterhouseCoopers LLP
600 Congress Avenue
Suite 2000
Austin TX 78701-3266
Telephone (512) 477 1300
Facsimile (512) 867 8791

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Directors and Shareholder of
NFP Securities, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of NFP Securities, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and in the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002